Correspondence

Brian Boonstra 303.892.7348 brian.boonstra@dgslaw.com
November 5, 2020

Via EDGAR and Federal Express

Ms. Anuja A. Majmudar

Attorney-Advisor

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Silver Bull Resources, Inc. Preliminary Proxy Statement on Schedule 14A Filed October 23, 2020 File No. 001-33125

Dear Ms. Majmudar:

On behalf of Silver Bull Resources, Inc. (“Silver Bull” or the “Company”), set forth below is the response of the Company to the comment received by the Staff of the Securities and Exchange Commission contained in the letter dated November 3, 2020 regarding the above-referenced filing.

For ease of reference, the text of the Staff’s comment is reproduced in bold-face type below, followed by the Company’s response.

Comment 1: We note that the proposed increase in the number of authorized shares is materially related to an option agreement dated as of August 12, 2020 and would enable the Company to issue shares pursuant to such agreement, disclosed in a Form 8-K filed on August 18, 2020. However, it does not appear that you have included the option agreement as an exhibit nor filed the option agreement as an exhibit to the Form 8-K in accordance with Item 1.01 of Form 8-K. Please amend your proxy statement to include the option agreement as an exhibit.

Response: As discussed with the Staff, the Company has filed the option agreement with Copperbelt AG and Dostyk LLP, dated as of August 12, 2020 (the “Copperbelt Option Agreement”), as an exhibit to an amendment to the Company’s current report on Form 8-K filed on August 18, 2020. In addition, the Company will incorporate by reference the full text of the Copperbelt Option Agreement into the Company’s definitive proxy statement on Schedule 14A.

* * * * *

Should you have additional questions or comments, please contact the undersigned at (303) 892-7348.

Sincerely,

/s/ Brian Boonstra

Brian Boonstra

for

Davis Graham & Stubbs LLP

cc: Christopher Richards, Silver Bull Resources, Inc.